Exhibit 99.1

Valens Semiconductor Reports Fourth Quarter and Full Year 2022 Results

Delivered Record Quarterly and Annual Revenues; Audio-Video and Automotive Segments Reached New Revenue Highs in 2022

HOD HASHARON, ISRAEL, March 1, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today reported financial results for the fourth quarter and full year ended December 31, 2022.

“2022 was a year of many successes for Valens Semiconductor, and the fourth quarter ended the year on a strong note. We continued to strengthen the Company’s leadership position in the audio-video market and are now gaining share also in the automotive space,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “We accomplished record annual and quarterly revenues of $90.7 million in 2022, and $23.5 million in Q4, driven primarily by greater than expected revenues in our audio-video products, and we doubled our annual automotive sales. In the audio-video market, we executed our long-term strategy to leverage our disruptive connectivity offerings across a diversified set of verticals, and we engaged in new audio-video business, with products originally designed for automotive. In automotive, our growth in 2022 was driven primarily by the expansion into additional Mercedes-Benz car models. As we prepare for mass production of the latest VA7000 family, we enriched its feature set and continued to build out its supporting ecosystem. We are currently participating in several automotive OEM bids and are expecting to announce our first design wins for use of our VA7000 chipsets in 2023.

“We achieved better than anticipated profitability metrics for the fourth quarter and the full year. While the level of uncertainty is currently higher than what we have seen through the past few quarters, we remain focused on what is in our control – innovation, our go-to-market strategy and execution. We anticipate automotive revenues to be substantially higher in 2023, compared to 2022. While we do not provide bottom line GAAP profitability guidance, we can confirm we are well on the way to achieving adjusted EBITDA breakeven by the end of this year, 2023.

“We believe Valens Semiconductor is well-positioned to address the opportunities in the markets we serve, and we will continue to focus on the best opportunities which we believe will drive sustainable growth and profitability for the company,” concluded Ben-Zvi.

Key Financial and Business Highlights

●	Record quarterly revenues. Fourth quarter revenues reached $23.5 million, up 13.2% from the fourth quarter of 2021, and up 1.4% from the third quarter 2022

–	GAAP gross margin was 68.3% for the fourth quarter 2022 (non-GAAP gross margin was 69.2%)

–	Q4 2022 GAAP Net Loss was $(7.3) million, compared to Net Loss of $(8.0) million in Q4 2021, and Adjusted EBITDA loss in Q4 2022 was $(4.6) million, compared to $(7.0) million in Q4 2021

●	Record full year revenues of $90.7 million in 2022, up 28.3% from 2021

–	Audio-video revenues increased 18.7% year-over-year to a record $74.5 million

–	Automotive revenues increased 105.2% year-over-year to a record $16.2 million

–	2022 full year GAAP gross margin was 69.9% (non-GAAP gross margin was 70.7%)

–	Full year 2022 GAAP Net Loss was $(27.7) million, compared to Net Loss of $(26.5) million in 2021, and 2022 Adjusted EBITDA loss was $(14.9) million, compared to $(16.1) million in 2021

●	Strong balance sheet with working capital of $163.7 million, including $148.4 million in cash, cash equivalents and short-term deposits, with no debt, as of December 31, 2022

●	Leveraged the Company’s disruptive connectivity offerings across both business segments – audio-video and automotive

●	Audio-video:

–	Florida’s largest county modernizes classrooms with Valens Semiconductor Audio-video connectivity products in district’s public schools

–	Successful adoption of recent products – including the VS3000, and the USB and Power Extender, which contributed to the increase in audio-video revenue from the corporate, education and medical verticals

●	Automotive:

–	Annual automotive revenues doubled in 2022 – strong sales of the VA6000 chipsets, which have been integrated into most of Mercedes-Benz models

–	Moving towards mass production of the VA7000 MIPI A-PHY compliant chipset family

–	Most recent ecosystem announcements: the MIPI A-PHY was validated by JASPAR for its network of Japanese automotive OEMs and Tier 1s, and Hosiden Corporation, a Japanese global player in the automotive equipment component industry joined the growing VA7000 ecosystem

–	Participating in several automotive OEM bids for the VA7000

Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

“We exceeded the high end of our revenue, gross margin, and Adjusted EBITDA guidance for Q4 and full year 2022,” said Dror Heldenberg, CFO of Valens Semiconductor.

“For the first quarter of 2023, revenues are expected to range between $23.6 million and $23.8 million. We expect some of our customers who have accrued inventory during the constrained supply environment to consume their inventory during the first half of the year. Gross margin is expected to range between 63.0% and 63.4%, reflecting the higher portion of revenues from our automotive business. Adjusted EBITDA loss is expected to be in the range of $(6.5) million to $(5.9) million.

“For the full year 2023, the company expects revenues to range between $97 million and $100 million. We expect sales growth to be a little bit steeper in the second half of the year. Gross margin for the full year 2023 is expected to range between 62.0% and 62.7%, as we anticipate substantially more automotive revenue in 2023 compared to 2022, up from 18% of our total annual revenues in 2022, to a range of 27%-29% in 2023.

“Adjusted EBITDA loss in 2023, is expected to be in the range of $(15.4) million to $(13.6) million. We remain on track to achieve Adjusted EBITDA breakeven by the end of 2023, and to be cashflow positive starting in 2024,” concluded Heldenberg.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, March 1, 2023, at 8:30 a.m. Eastern Time (ET) to discuss its fourth quarter and full year 2022 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 642-5032 (U.S.), 0 (800) 917-5108 (UK), 03 918 0609 (Israel) or +972 3 918 0609 (all other locations).

A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens Semiconductor’s Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Revenues	23,473	20,739	90,715	70,684
Gross Profit	16,030	14,767	63,390	50,579
Gross Margin	68.3%	71.2%	69.9%	71.6%
Net Loss	(7,317)	(7,973)	(27,667)	(26,534)
Working Capital[1]	163,721	183,332	163,721	183,332
Cash, Cash Equivalents and Short-Term Deposits[2]	148,387	174,359	148,387	174,359
Net Cash Used in Operating Activities	(5,831)	(11,380)	(22,095)	(21,609)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	69.2%	71.5%	70.7%	71.8%
Adjusted EBITDA[4]	(4,610)	(6,951)	(14,903)	(16,098)
Non-GAAP Loss Per Share[5] (in U.S. Dollars)	$(0.03)	$(0.06)	$(0.17)	$(0.47)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	Non-GAAP Gross Margin is defined as: GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended December 31, 2022, and 2021, share-based compensation and depreciation expenses were $202 thousand and $70 thousand, respectively. For the year ended December 31, 2022, and 2021, share-based compensation and depreciation expenses were $712 thousand and $168 thousand respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee, and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021

REVENUES	23,473	20,739	90,715	70,684
COST OF REVENUES	(7,443)	(5,972)	(27,325)	(20,105)
GROSS PROFIT	16,030	14,767	63,390	50,579
OPERATING EXPENSES:
Research and development expenses	(16,462)	(14,890)	(58,207)	(46,875)
Sales and marketing expenses	(4,081)	(4,460)	(16,959)	(14,214)
General and administrative expenses	(3,587)	(4,042)	(16,593)	(16,556)
TOTAL OPERATING EXPENSES	(24,130)	(23,392)	(91,759)	(77,645)
OPERATING LOSS	(8,100)	(8,625)	(28,369)	(27,066)
Change in fair value of Forfeiture Shares	(865)	(173)	2,907	(173)
Financial income (expenses), net	1,684	993	(1,770)	1,102
LOSS BEFORE INCOME TAXES	(7,281)	(7,805)	(27,232)	(26,137)
INCOME TAXES	(41)	(169)	(451)	(407)
LOSS AFTER INCOME TAXES	(7,322)	(7,974)	(27,683)	(26,544)
Equity in earnings of investee	5	1	16	10
NET LOSS	(7,317)	(7,973)	(27,667)	(26,534)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.07)	$(0.08)	$(0.28)	$(1.15)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY SHARE	98,632,019	97,105,948	97,820,782	33,031,205

[6]	See footnote 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31, 2022	December 31, 2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	20,024	56,791
Short-term deposits	128,363	117,568
Trade accounts receivable	11,514	7,095
Inventories	23,816	9,322
Prepaid expenses and other current assets	4,793	8,255
TOTAL CURRENT ASSETS	188,510	199,031

LONG-TERM ASSETS:
Property and equipment, net	2,790	2,741
Operating lease right-of-use assets[7]	3,824	-
Other assets	535	828
TOTAL LONG-TERM ASSETS	7,149	3,569

TOTAL ASSETS	195,659	202,600

LIABILITIES AND EQUITY

CURRENT LIABILITIES[8]	24,789	15,699

LONG-TERM LIABILITIES:
Forfeiture shares	1,751	4,658
Operating leases liabilities[9]	1,624	-
Other long-term liabilities	54	46
TOTAL LONG-TERM LIABILITIES	3,429	4,704
TOTAL LIABILITIES	28,218	20,403

TOTAL SHAREHOLDERS’ EQUITY	167,441	182,197

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	195,659	202,600

[7]	As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases.
[8]	As of December 31, 2022, includes $1,811 thousand of current maturities of operating leases liabilities (none as of December 31, 2021); see footnote 7.
[9]	See footnote 7.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(7,317)	(7,973)	(27,667)	(26,534)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	361	312	1,377	1,099
Stock-based compensation	3,129	1,362	12,089	9,869
Exchange rate differences	(1,280)	(910)	4,259	(496)
Interest on short-term deposits	(574)	(161)	(1,213)	87
Change in fair value of forfeiture shares	865	173	(2,907)	173
Reduction in the carrying amount of ROU assets	446	-	1,726	-
Equity in earnings of investee, net of dividend received	-	18	-	18
Changes in operating assets and liabilities:
Trade accounts receivable	(3,449)	485	(4,419)	1,584
Prepaid expenses and other current assets	(2,098)	(4,010)	3,462	(5,286)
Inventories	(1,942)	(1,700)	(14,494)	(6,163)
Long-term assets	243	(322)	293	(411)
Current Liabilities	5,592	1,338	6,962	4,450
Change in operating lease liabilities	184	-	(1,571)	-
Other long-term liabilities	9	8	8	1
Net cash used in operating activities	(5,831)	(11,380)	(22,095)	(21,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(82,345)	(102,885)	(214,522)	(121,947)
Maturities of short-term deposits	76,215	(320)	203,902	39,277
Purchase of property and equipment	(317)	(860)	(1,109)	(1,443)
Net cash used in investing activities	(6,447)	(104,065)	(11,729)	(84,163)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeded from Transactions related to the Merger, net	-	(20,116)	-	134,185
Exercise of options	289	29	822	1,246
Net cash provided by (used in) financing activities	289	(20,087)	822	135,431

Effect of exchange rate changes on cash and cash equivalents	108	1,215	(3,765)	816
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,881)	(134,317)	(36,767)	30,475
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	31,905	191,108	56,791	26,316
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	20,024	56,791	20,024	56,791

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	56	111	214	417

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	53	44	317	44
Unpaid issuance costs classified to additional paid in capital	-	(20,162)	-	41
Operating lease liabilities arising from obtaining operating right-of-use assets[10]	132	-	648	-
Conversion of Redeemable Convertible Preferred Shares	-	-	-	150,179
Issuance of Forfeiture Shares	-	4,485	-	4,485

[10]	Excluding the impact of $4.9 million recognized as of January 1, 2022, the initial adoption of the new lease standard ASC 842.

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended December 31,		Year Months Ended December 31,
	2022	2021	2022	2021

Net loss	(7,317)	(7,973)	(27,667)	(26,534)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	865	173	(2,907)	173
Financial expense (income), net	(1,684)	(993)	1,770	(1,102)
Income taxes	41	169	451	407
Equity in earnings of investee	(5)	(1)	(16)	(10)
Depreciation	361	312	1,377	1,099
Stock-based compensation expenses	3,129	1,362	12,089	9,869
Adjusted EBITDA	(4,610)	(6,951)	(14,903)	(16,098)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
GAAP Loss per Share
GAAP Net Loss	(7,317)	(7,973)	(27,667)	(26,534)
Adjusted to include the following:
Accrued dividend related to Preferred Shares	-	-	-	(11,330)
Total Loss used for computing Loss per Share	(7,317)	(7,973)	(27,667)	(37,864)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.07)	$(0.08)	$(0.28)	$(1.15)
Weighted average number of shares used in calculation of net loss per share	98,632,019	97,105,948	97,820,782	33,031,205

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Non-GAAP Loss per Share[11]
GAAP Net loss	(7,317)	(7,973)	(27,667)	(26,534)
Adjusted to exclude the following:
Stock based compensation	3,129	1,362	12,089	9,869
Depreciation	361	312	1,377	1,099
Change in fair value of Forfeiture Shares	865	173	(2,907)	173
Total Loss used for computing Loss per Share	(2,962)	(6,126)	(17,108)	(15,393)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.03)	$(0.06)	$(0.17)	$(0.47)
Weighted average number of shares used in calculation of net loss per share	98,632,019	97,105,948	97,820,782	33,031,205

[11]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net loss per share. The calculation of Loss per Share for the twelve months ended December 31, 2021, does not take into account the adjustment of one - time issuance cost ($5,969 thousand).

For more information, please contact:

Daphna Golden

VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor